UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BIRKS & MAYORS INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Certain Options to Purchase Class A Voting Shares

(Title of Class of Securities)

090881103

(CUSIP Number of Class A Voting Shares)

Miranda Melfi

Group Vice President, Legal Affairs and Corporate Secretary

1240 Phillips Square

Montréal, Quebec H3B 3H4

Phone: (514) 397-2509

Fax: (514) 397-2537

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Tammy Knight, Esq.

Holland & Knight LLP

One East Broward Boulevard, Suite 1300

Fort Lauderdale, Florida 33301

Phone: (954) 525-1000

Fax: (954) 463-2030

CALCULATION OF FILING FEE

Transaction Value (1)	Filing Fee (2)
$50,900	$3.63

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 102,004 Class A Voting Shares of Birks & Mayors Inc. having an aggregate value of $50,900 as of March 16, 2010 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This tender offer statement on Schedule TO is being filed by Birks & Mayors Inc., a Canadian corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to amend certain outstanding options (the “Offer”).

The Offer is made upon the terms and subject to the conditions described in the Offer to Amend Certain Outstanding Options, dated March 18, 2010 (as may be supplemented or amended from time to time, the “Offer to Amend”) attached hereto as Exhibit 99(a)(1)(A). The information in the Offer to Amend, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below.

Item 7.	Source and Amount of Funds or Other Consideration.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth on pages F-1 through F-33 of the Company’s Annual Report on Form 20-F for the fiscal year ended March 28, 2009 filed with the SEC on July 6, 2009, and the information set forth in Exhibits 99.1 through 99.4 of the Company’s Form 6-K filed with the SEC on November 18, 2009, is incorporated herein by reference. You may read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (202) 551-8090. Our filings are also available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information.

Not Applicable.

Item 11.	Additional Information.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Amend Certain Outstanding Options dated March 18, 2010.

(a)(1)(B)	Email to All Eligible Employees dated March 18, 2010.

(a)(1)(C)	Election Form.

(a)(1)(D)	Confirmation Email to Eligible Employees who Submit an Election Form.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Form of Receipt for Hand Delivery of Election Form.

(a)(1)(G)	Power Point Presentation to Eligible Employees.

(a)(1)(H)	Form of Schedule of Eligible Options

(a)(1)(I)	Notice to Eligible Employees Regarding Expiration of Offer Period.

(b)	Not applicable.

(d)(1)	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan (the “1991 Plan”). Incorporated by reference from the Birks & Mayors Inc. Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

(d)(2)	Henry Birks & Sons Inc. Employee Stock Option Plan, dated as of May 1, 1997, amended as of June 20, 2000 (the “1997 Plan”). Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

(d)(3)	Form of Amended Stock Option Agreement under the 1991 Plan.

(d)(4)	Form of Amended Stock Option Agreement under the 1997 Plan.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIRKS & MAYORS INC.

By:	/s/ MIRANDA MELFI
Name:	Miranda Melfi
Title:	Group Vice President, Legal Affairs and Corporate Secretary

Dated: March 18, 2010